ESTADO LIBRE ASOCIADO DE PUERTO RICO       EXHIBIT 5.2
                      DEPARTAMENTO DE
                          HACIENDA
          P.O. S-4515 SAN JUAN, PUERTO RICO 000905
                 NEGOCIADO DE CONTRIBUCION
                       SOBRE INGRESOS



McConnell Valdes Kelley
Sifre Griggs & Ruiz-Suria
Apartado General 4225
San Juan, Puerto Rico  00936

Numero de Cuenta:  94-2626437

Fecha de           1 de julio de 1990
Efectividad:

Nombre del Plan:   The Intel Puerto Rico Retirement
                   Savings Plan (Seccion 165(e))

Estimados senores:

Es la opinion de este Negociado, basada en la evidencia presentada con su solicitud de opinion administrativa, que el plan de referencia cumple con los requisitos de la Seccion 165(a) de nuestra Ley de Contribuciones sobre Ingresos de 1954, segun enmendada ("la Ley"). De acuerdo con las disposiciones del Articulo 165-1(a)(4) del Reglamento relativo a la mencionada Ley, los efectos de la operacion de cualquier plan importan mas a la Ley que la forma del plan.

Estando el fideicomiso exento de tributacion bajo las disposiciones de la Seccion 165(a) de nuestra Ley estara sujeto a las disposiciones de la Seccion 404, relativas a ingreso comercial no relacionado, segun se define en la Seccion 404A de la referida Ley. El fideicomiso viene obligado a rendir una planilla anual, utilizando la Forma 480.70 que se acompana, haciendo constar especificamente las partidas de ingresos, entradas y desemobolsos relacionados, y cualiquier otra informacion pertinente.

Las aportaciones que haga el patrono pajo los terminos del plan, seran deducibles hasta los limites permitidos por la Seccion 23(p)(1) de la referida Ley. La deducibilidad de tales aportaciones sera verificada mediante la investigacion de las planillas del patrono.

La informacion requerida por el Articulo 23(p)-2 del Reglamento relativo a la mencionada Ley debera someterse cada ano con las planillas del patrono y el fideicomiso. Sin embargo, si para un determinado ano contributivo dicha informacion

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es  radicada  por el patrono y asi lo notifica al fiduciario,  el fiduciario, en sustitucion de la informacion requerida bajo el Articulo 23(p)-2, podra radicar ante el Secretario de Hacienda la siguiente informacion: (1) los nombres y direcciones de las
partes en el documento de fideicomiso y la fecha del mismo;   (2)
el ano contributivo de referencia; (3) copia de la notificacion del patrono con respecto a la racicacion de dicha informacion; y
(4) una solicitud de exencion del fideicomiso bajo la Seccion 165(a) de la referida Ley.

Cualquier enmienda que en el futuro se haga al plan debera notificarse a esta Oficina a los fines de que se pueda determinar el efecto contributivo que dicha enmienda pueda tener sobre el plan. Mas aun, esta Oficina debera ser notificada inmediatamente en la eventualidad de que se suspendan o descontinuen las aportaciones del patrono bajo el plan, asi como, si el plan y/o el fideicomiso son terminados.

Por cuanto las disposiciones de la Ley no proveen beneficios para los programas de "Top Heavy Plan" o "Top-Heavy Group" bajo un plan de pensiones, no estamos emitiendo opinion alguna sobre este aspecto bajo el plan que nos ocupa.

No estamos emitiendo opinion alguna en cuanto al tratamiento contributivo a darsele a la proyectada transaccion bajo otras disposiciones de la Ley o el Reglamento, que pudieran ser de aplicacion a la misma, o en cuanto al tratamiento contributivo de cualesquiera condiciones existentes o resultantes de la transaccion que no sean las cubiertas especificamente por la opinion aqui emitida. Esta sera valida unicamente a base de la continua existencia de los hechos sometidos ante nuestra consideracion.

Finalmente, les informamos que las disposiciones de esta opinion le son de aplicacion a las siguientes corporaciones:

1.   Intel Puerto Rico, Inc.

2.   Intel Puerto Rico II, Inc.

3.   Intel Microprocessor Corporation

Cordialmente,



/s/Dalia M. Velez Irizarry
Dalia M. Velez Irizarry, Jefe
Seccion de Planes de Pensiones, Int.